Filed Pursuant To Rule 433

Registration No. 333-203585

February 26, 2016

A Big Bet on Gold Is Getting Crowded

From Mark Cuban to day traders, investors pile into

options that stand to win big if the metal keeps climbing

By Ben Eisen and

By Saumya Vaishampayan

Updated Feb. 25, 2016 7:36 p.m. ET

Big investors such as billionaire entrepreneur Mark Cuban are buying bullish derivatives on a popular exchange-traded fund that tracks gold.

And they aren’t alone.

In February, the average daily trading volume of call options on the SPDR Gold Trust hit its highest level since the throes of the eurozone debt crisis in 2011, when gold prices were trading near a record, according to options-data provider Trade Alert. A call option grants the right to buy shares of the underlying stock or ETF at a certain price.

Proponents say the trade is an effective, inexpensive way to make a big bet on the metal’s rapid rise. The breadth of investors participating in the trade also underscores how much the market for exchange-traded funds—and options tied to them—has matured in recent years. The number of ETFs with options tied to them has doubled since 2009, according to Trade Alert.

Gold futures have rallied 17% so far in 2016 and are on track for their biggest monthly rise in more than four years. The SPDR Gold ETF is up 16%. The gains stand out amid a raft of declines across assets this year: The Dow Jones Industrial Average has dropped 4.2%, crude-oil futures have declined 11% and the U.S. dollar has fallen 6.1% against the Japanese yen.

Amid the tumult so far this year, investors have poured money into the ETF, known by its ticker GLD. Net flows into the ETF so far this month are on track to be the third biggest ever, according to Morningstar. GLD is the biggest ETF tied to gold, with $30.6 billion in assets.

The fact that some investors are betting its price will go up even further underscores the caution investors are feeling amid global economic headwinds. Investors often seek out gold for its safety amid turbulence in markets.

GLD has been around since 2004, and has long been a popular way to invest in gold. As of the end of last year, it was the second-most owned ETF among hedge funds, according to Goldman Sachs Global Investment Research.

Now both institutional money managers and individual traders are piling into the bullish options—a breadth of investors that is rare among ETFs, says Dave Mazza, head of ETF research for State Street Global Advisors, the issuer of the product.

What has stood out for strategists who track options prices is the surge in the cost of call options betting on further gains in the ETF.

“It shows how bullish people are on gold,” said Pravit Chintawongvanich, head derivatives strategist at broker-dealer Macro Risk Advisors.

Mr. Cuban, who said on television earlier this month that he was investing in gold, told The Wall Street Journal that he has been buying “a lot” of GLD call options. For the same price he can buy more call options than ETF shares, effectively leveraging his exposure to a rise in gold.

“I think when there is confusion in the market and popular trades stop working people go to gold as a confusion trade,” he said in an email.

Day traders have also been interested in the trade. The volume of messages about GLD on StockTwits, a message board used by individual traders, more than doubled in the first few weeks of February, with many posting about call options.

Because options expire, there is inherently a time element to them. That is particularly conducive to gold, which tends to move quickly when it rises.

“It’s generally more of a short-term play,” said Christian Magoon, founder and CEO of Amplify Investments. “Basically, it’s just a more aggressive way to play a move in an underlying asset class or security, either bullish or bearish.”

Some investors are also taking a less aggressive tack with call options by using a so-called covered call strategy, where an investor sells call options while owning the underlying instrument, Mr. Mazza said. That can turn exposure to gold into a more stable income stream.

To be sure, some say that by using options, investors give up one of the key benefits of investing in the metal: owning the physical asset. Gold has often been used by those who are fretting over the health of the financial system because it acts as a store of value if other investments go bad.

Dave Collum, a chemistry professor at Cornell University, has been a fan of the yellow metal for more than 15 years. He said he has been adding to his holdings of physical gold this month, citing, among his concerns, negative interest rates and the growing refugee crisis in Europe.

“I’m getting apocalyptic,” he said.

Write to Ben Eisen at ben.eisen@wsj.com and Saumya Vaishampayan at saumya.vaishampayan@wsj.com

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.